[redacted]

14046839

KW 3/12/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
124

SEC FILE NUMBER
8- 43213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charter Oak Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1520 Highland Avenue
(No. and Street)

Cheshire	CT	06410
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Malik 203.272.3597 x 1
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Federico & Sette, P.C.
(Name – *if individual, state last, first, middle name*)

2690 Whitney Avenue	Hamden	CT	06518
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/20/14

OATH OR AFFIRMATION

I, Robert S. Malik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charter Oak Asset Management, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Federico & Sette, P.C.
Michael J. Federico, C.P.A.
Lynn V. Sette, C.P.A.

Independent Auditor's Report

To the Board of Directors
and Stockholders of:
Charter Oak Asset Management, Inc.
Cheshire, Connecticut

Report on the Financial Statements

We have audited the accompanying financial statements of Charter Oak Asset Management, Inc. which comprise the balance sheet as of December 31, 2013 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Managements's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are

A Professional Corporation of Certified Public Accountants and Consultants

2690 Whitney Avenue • P.O. Box 185220 • Hamden, CT 06518 • 203.248.9966 tel • 203.248.1473 fax

appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well evaluating as the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charter Oak Asset Management, Inc. as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the Unites States of America.

Hamden, Connecticut
February 19, 2014

CHARTER OAK ASSET MANAGEMENT, INC.
BALANCE SHEET
DECEMBER 31, 2013

ASSETS

Current Assets:		
Cash and Cash Equivalents	$108,361	
Total Current Assets		$108,361
Fixed Assets:		
Office Equipment	9,925	
Furniture & Fixtures	22,503	
Total Fixed Assets	32,428	
Less: Accumulated Depreciation	(23,289)	
Fixed Assets - Net		9,139
Other Assets:		
Security Deposits	1,709	
Total Other Assets		1,709
TOTAL ASSETS		$119,209

EXHIBIT A

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts Payable		$ 9,681
Total Liabilities		9,681
Stockholder's Equity: - Exhibit B		
Common Stock - no par, 5,000 shares authorized, 2,100 shares issued and outstanding	7,000	
Retained Earnings - Exhibit B	102,528	
Total Stockholder's Equity		109,528
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$119,209

See Accompanying Notes to Financial Statements.

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2013

EXHIBIT - B

	Common Stock	Retained Earnings	Total
Balance at: December 31, 2012	$ 7,000	$ 95,274	$ 102,274
Distribution of AAA		(10,000)	(10,000)
Net Income - Exhibit C		17,254	17,254
Balance at December 31, 2013	$ 7,000	$ 102,528	$ 109,528

See Accompanying Notes to Financial Statements

EXHIBIT C

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED
DECEMBER 31, 2013

Services	$ 556,664
General & Administrative Expenses	538,184
Operating Income	18,480
Other Income & (Expense):	
Dividend Income	134
Depreciation Expense	(1,360)
NET INCOME	$ 17,254

See Accompanying Notes to Financial Statements.

EXHIBIT D

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2013

Cash Flows from Operating Activities:	
Net Income - Exhibit C	$ 17,254
Adjustments to reconcile net income to net cash flows used by operating activities:	
Depreciation	1,360
Increase in Accounts Payable	1,942
Net Cash Flows Provided By Operating Activities	20,556
Cash Flows From Investing Activities:	
Cash Paid for Office Equipment	(2,143)
Cash Flows From Financing Activities:	
Distributions of Previously Taxed Income	(10,000)
Net Increase in Cash	8,413
Cash and Cash Equivalents - January 1, 2013	99,948
Cash and Cash Equivalents - December 31, 2013	$108,361

Supplemental Disclosure of Cash Flow Information

Cash Paid for Income Taxes $ 0

See Accompanying Notes to Financial Statements

CHARTER OAK ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS

1. Organization:

Charter Oak Asset Management, Inc. was organized and incorporated on February 27, 1987. The Corporation's stock is wholly owned by Robert Malik. The Company is engaged in providing investment advice to the general public.

2. Summary of Significant Accounting Policies:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and those differences may be material.

Fixed assets are stated at historical cost. Depreciation is computed utilizing the straight line method over the assets estimated useful life.

For the purpose of the statement of cash flows the Company considers cash in its operating accounts as cash and cash equivalents.

Advertising and/or promotion costs, if incurred, are included in general and administrative expenses, and are expensed as incurred.

3. Income Taxes:

The Company has elected to be taxed as a Subchapter "S" Corporation under Section 1362 in The Internal Revenue Code. This section provides that in lieu of corporate income taxes, the stockholder is taxed on the Company's taxable income.

The tax periods which are still open for taxing authority examination are the years ended December 31, 2011, 2012 and 2013. There are currently no examinations in process.

4. Net Capital Requirements:

The Company is subject to the SEC net capital rule 15c 3-1, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $98,680 which was $93,680 in excess of its required net capital of $5,000.

5. SEC Rule 15c3-3 Exemption:

Charter Oak Asset Management, Inc. claims an exemption from Securities and Exchange Commission Rule 15c3-3 as a result of its limited business activities as a Broker Dealer as outlined at Rule 15c3-3(k)(1)*i,ii,and iii.*

6. Leasing Arrangements:

The Company operates from office space located at 1520 Highland Avenue, Cheshire, Connecticut. The lease is a two year lease that is renewable for an additional three year period. In September 2013 the Company elected to exercise its option to renew its lease through August 2015. The Company is currently paying rent at the base rent of $ 2,205 per month. Rent expense for the year ended December 31, 2013 was $ 26,091.

The future minimum lease payments for the above noted lease for the years following December 31, 2013 are as follows:

For the year ending December 31,	Amount
2014	$ 26,460
2015	19,845
	$ 46,305

7. Pension Plan:

The Company maintains a Simplified Employee Pension for all eligible employees. The Company contributed $76,293 for the year ended December 31, 2013.

8. Subsequent Events:

Management has evaluated subsequent events through February 19, 2014 the date of which the financial statements were available to be issued. No significant subsequent events have been identified that would require adjustment of or disclosure in the accompanying financial statements.

Federico & Sette, P.C. MICHAEL J. FEDERICO, C.P.A.
LYNN V. SETTE, C.P.A.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

To the Board of Directors
and Stockholders of:
Charter Oak Asset Management, Inc.
Cheshire, Connecticut

We have audited the accompanying financial statements of Charter Oak Asset Management, Inc. as of and for the year ended December 31, 2013, and have issued our report thereon dated February 19, 2014. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional data included in the following schedules are presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Federico & Sette, P.C.

Hamden, Connecticut
February 19, 2014

CHARTER OAK ASSET MANAGEMENT, INC.
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED
DECEMBER 31, 2013

Broker Dealer Dues & Fees	$ 4,622
Research and Product Development	2,911
Auto Expense	3,239
Donations	31,355
Dues & Fees	975
Equipment Maintenance	276
Insurance	28,222
Legal & Accounting	4,500
Office Expenses	16,514
Meetings & Seminars	736
Pension Expense	76,293
Postage	1,482
Software	1,650
Rent	26,091
Salaries	308,128
Subscriptions	7,006
Taxes - Payroll	19,702
Taxes - Other	730
Telephone & Utilities	3,752
Total General & Administrative Expenses	$ 538,184

See Accompanying Independent Auditor's Report on Supplemental Information.

CHARTER OAK ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2013

Total Ownership Equity	$ 109,528
Total Non-Allowable Assets	(10,848)
Net Capital Before "Haircuts"	98,680
Less: "Haircuts"	(0)
Net Capital	$ 98,680

No Material Differences Exist

See Accompanying Independent Auditor's Report on Supplemental Information.

CHARTER OAK ASSET MANAGEMENT, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2013

A.	Minimum Net Capital Required (Based on Aggregate Indebtedness 6.67% of AI)	$ 645
B.	Minimum Dollar Requirement	5,000
	Net Capital Requirement: Greater of A or B	5,000
	Excess Net Capital	93,680
	Net Capital less the Greater of 10% of AI or 120% of Min. Net Capital	92,680
	Total AI Indebtedness (AI Liabilities from Balance Sheet)	$ 9,681

No Material Differences Exist

See Accompanying Independent Auditor's Report on Supplemental Information.

Federico & Sette, P.C.
Michael J. Federico, C.P.A.
Lynn V. Sette, C.P.A.

To the Board of Directors
Charter Oak Asset Management, Inc.:

In planning and performing our audit of the financial statements of Charter Oak Asset Management, Inc.(the Company) as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1)of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and

A Professional Corporation of Certified Public Accountants and Consultants
2690 Whitney Avenue • P.O. Box 185220 • Hamden, CT 06518 • 203.248.9966 tel • 203.248.1473 fax

of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioed objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related

regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, and the Financial Investment Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hamden, Connecticut
February 19, 2014